EXHIBIT 21.1
SUBSIDIARIES OF AMERICAN PHYSICIANS CAPITAL, INC.

Jurisdiction of
Name	Incorporation/Organization

American Physicians Assurance Corporation	Michigan

Insurance Corporation of America	Michigan

APSpecialty Insurance Corporation	Michigan

Alpha Advisors, Inc.	Illinois

American Physicians Capital Statutory Trust I	Connecticut

APCapital Trust II	Delaware